Exhibit 99.1

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>FOR IMMEDIATE RELEASE</u>

STAGE STORES NAMES NEW MEMBER TO BOARD OF DIRECTORS

HOUSTON, TX, January 16, 2007 - Stage Stores, Inc. (NYSE: SSI) today announced that Alan J. Barocas has been appointed to the Company's Board of Directors, thereby increasing its membership to nine directors.

Mr. Barocas currently serves as Principal of Alan J. Barocas & Associates, a real estate strategy consulting firm that he founded in 2006. Prior to that, Mr. Barocas spent close to 25 years at specialty retailer Gap Inc., the last 20 of which he spent in various real estate positions of increasing responsibility, ultimately attaining the position of Senior Vice President, Real Estate. With a total of over 35 years of retail industry experience, Mr. Barocas has also served as a merchandise buyer, division merchandise manager, store manager, district manager, and human resources director at one of the Gap's distribution centers.

Jim Scarborough, Chairman and Chief Executive Officer, commented, "We are extremely pleased to welcome Alan to our Board of Directors. Given our recently announced strategic growth initiatives, which include ramping up our new store openings to 70 per year starting in 2008, our objective was to add an individual to our Board with a vast and strong background in real estate. Alan's solid credentials in this area, coupled with his merchandising and store management skills, clearly satisfy our requirements. His knowledge and acumen as a real estate strategist will further strengthen our Board, and I am confident that his insight and counsel will be invaluable to our company as we grow our store base and expand our geographic presence."

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 655 stores located in 33 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

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